03011749

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53581

SEC MAIL PROCESSING RECEIVED MAR 03 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bovaro Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 15th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Bowers, II **973-655-9700**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name -- *if individual, state last, first, middle name*)

Park 80 West, Plaza One	**Saddle Brook**	**NJ**	07663
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Bowers, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowaro Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Signed before me this 27th day of February, 2003.

Patricia A. Hopp

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOVARO Partners, LLC

Financial Statement

With

Independent Auditors' Report

For the Year Ended December 31, 2002

BOVARO PARTNERS, LLC
FOR THE YEARS ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

ROTENBERG MERIL SOLOMON
BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663
201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC

We have audited the accompanying statement of financial condition of BOVARO Partners, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOVARO Partners, LLC, as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
January 30, 2003

BOVARO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 31,246
Accounts receivable	49,198
Prepaid expenses	1,227
TOTAL CURRENT ASSETS	81,671
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation of $11,478	22,795
OTHER ASSETS:	
Organization costs, net of accumulated amortization of $2,223	8,893
Security deposits	9,150
TOTAL OTHER ASSETS	18,043
TOTAL ASSETS	$ 122,509

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 17,168
TOTAL CURRENT LIABILITIES	17,168
MEMBERS' CAPITAL	105,341
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 122,509

See Accompanying Notes to Financial Statements

BOVARO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the Security and Exchange Commission (SEC). The Company began business in 2001 and became an approved broker-dealer in April 2002. The Company is member of the National Association of Security Dealers, Inc. (NASD) and is registered to do business in five states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services. Additionally, the Company has paid its assessments and is a member in good standing with SIPC.

Revenue Recognition

Private capital raising revenues arise from transactions in which the Company acts as an underwriter or agent on a "best efforts basis." Retainers' income includes fees earned for providing financial services. These revenues are recorded in accordance with the terms of the underlying agreements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the useful lives of the assets, which is three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes is required, since the Company is recognized as a partnership for federal or state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

BOVARO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 2 - CAPITAL SUBSCRIPTIONS RECEIVABLE:

At December 31, 2002, the Company has two non-recourse promissory notes receivable from two of its members for $685,000. This amount constitutes capital subscriptions receivables which are subject to pledge agreements. The future aggregate principal payments receivable under these loans are as follows:

For the year ending December 31,	
2003	$ 49,818
2004	62,273
2005	74,727
2006	87,182
2007	87,182
2008	161,909
Thereafter	161,909
	$ 685,000

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations. After the first year, that ratio shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company net capital was approximately $14,000, which was approximately $9,000 in excess of required net capital of $5,000. The ratio of aggregated indebtedness to net capital was 1.22 to 1.

NOTE 4 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in a business checking account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2002.

NOTE 5 - COMMITMENT AND CONTINGENCIES:

The Company is obligated under three leases, renewable at BOVARO Partners' option, for office facilities in New York, New Jersey, and Wyoming, which expire through 2003. Rent expense for 2002 approximated $72,000.

NOTE 6 - EXEMPTION FROM RULE 15C3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."